Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovative Eyewear, Inc.
8101 Biscayne Boulevard, Suite 705
Miami, FL 33138
lucyd.co

Up to $499,994.88 in Common Stock at $3.56
Minimum Target Amount: $9,996.48

Company:

Company: Innovative Eyewear, Inc.
Address: 8101 Biscayne Boulevard, Suite 705, Miami, FL 33138
State of Incorporation: FL
Date Incorporated: August 15, 2019

Terms:

Equity

Offering Minimum: $9,996.48 | 2,808 shares of Common Stock
Offering Maximum: $499,994.88 | 140,448 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.56
Minimum Investment Amount (per investor): $199.36

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investors Club:

One pair of standard glasses will be donated to a South Florida homeless charity on behalf of every investor.

All investors will receive an NFT digital artwork showcasing the unique Lucyd brand,

available only through this campaign.

10% discount on all Lucyd frames, lenses and accessories through December 31st, 2022.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

Early Bird

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500 Lucyd Teammate (Free pair of Lucyd Lyte Bluetooth e-glasses + $35 custom lens credit, which fully covers Single Rx lens upgrade)

$5,000+ Lucyd Captain (Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 10% bonus shares)

$10,000+ Lucyd Legend (Limited edition, handmade "Lucyd Legends" NFT e-glasses + free pair of standard Lucyd Lyte e-glasses + $35 custom lens credit + 10% bonus shares. Lucyd Legends are unique pairs of Lucyd Lyte with custom art on packaging and frame, and include a corresponding NFT artwork. The Lucyd Legends series features 10 one-of-a-kind art-infused Lucyd Lytes from each artist featured.)

$50,000+ Lucyd Dreamer (Limited edition, handmade "Lucyd Legends" NFT e-glasses + Upgrade your family's eyewear with four free Lucyd Lyte e-glasses + $35 custom lens credit for each unit + 25% bonus shares + two standard fare tickets to Miami, FL to meet the team)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $356. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Innovative Eyewear Inc. develops and sells cutting-edge tech eyewear. We design and provide prescription glasses and sunglasses with enhanced tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant access to AI voice assistants. The Innovative Eyewear team previously developed the first prescription smartglasses and recently launched the successful Lucyd Lyte line of glasses, which have received more than 100 5-star ratings on Amazon and Lucyd.co. Our mission is to upgrade the world's eyewear. Consistent with this we are developing an exciting software app called Vyrb which will enable Lucyd Lyte users to hear and reply to social media posts with their voice, hands-free, through their glasses. We anticipate launching Vyrb in October 2021. We believe we are also developing the first designer, Bluetooth safety glasses that protect the eyes of workers in many different industries while providing these customers with full access to their digital lives, without taking their phones out of their pockets. And finally, we are developing many different styles and sizes of the Lyte glasses to meet the demand of a diverse customer base.

Tekcapital Plc is a university technology incubator and the largest shareholder of Innovative Eyewear, Inc. Tekcapital provides Innovative Eyewear Inc. with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd and Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US tech eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 24 pending and issued patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart frames, Lucyd name and trademarks, and pending Vyrb app trademark. The license is paid up and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL and has assembled a knowledgeable and capable team to rapidly scale the business. The team consists of the following individuals:

Harrison Gross - CEO, Cofounder

David Cohen - CTO, Cofounder

Konrad Dabrowski, CPA-CFO, Cofounder

Frank Rescigna, VP Global Sales

Kenneth Strominger, Sales Director - Electronics & Sports

Alex Rivera, Graphic Designer & Photographer

Jhanak Karki, MBA, Community Manager

We invite you to join us on our mission to upgrade the world's eyewear!

Competitors and Industry

Tech eyewear is still a relatively young field, with many failed projects and a few serious current players. Our main competitors are higher-priced products such as the Bose, Amazon Echo, Razor, Gentle Monster and Zungle music sunglasses. To our knowledge, no other competitors offer a product of our quality and features in our price range, let alone with the option to add prescription lenses for a minimal fee ($35).

Current Stage and Roadmap

Innovative Eyewear Inc has introduced and has been selling the Lucyd Lyte model, under the Lucyd brand since January 1, 2021. The Lucyd eShop has over 2,500 customers for its new Lyte product. Additionally, we have an email subscriber count of approximately 12,000.

We are planning to launch six new smart glasses products in July 2021, the Vyrb social media voice app in September 2021 and the first Bluetooth designer safety glasses in Q4 2021. We plan to sell the Lyte on our existing channels and launch it into retail distribution in brick-and-mortar big box stores, optical stores and sporting goods outlets in the U.S. and Canada. This represents a significant expansion of the company's sales channels.

The Team

Officers and Directors

Name: Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Director and executive manager. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Media Manager
  Dates of Service: November 15, 2015 - Present
  Responsibilities: Overseeing and creating content.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: CEO, previously Media Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Main operational oversight, team management, product and customer experience development.

Name: Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Acting Secretary & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Financial controller and business development. Salary $24,000 per year.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Group Financial Controller
  Dates of Service: June 26, 2017 - Present
  Responsibilities: Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Finance Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Accounting, business development, investor relations.

Other business experience in the past three years:

- **Employer:** Salarius Ltd
  Title: CFO

Dates of Service: August 12, 2018 - Present
Responsibilities: Financial manager, accounting, IR

Name: David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

- **Employer:** Emaze Design
  Title: Freelance Web Designer
  Dates of Service: August 01, 2008 - Present
  Responsibilities: Web and App Development

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Software Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Designing and maintaining IT systems, web development, customer experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Lucyd Lyte frame. Delays or cost overruns in the development of our Lucyd Lyte frame and Vyrb app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Additionally, smart eyewear is still a new and volatile market. Major disruptions such as a smartglass product from a blue chip company like Apple can disrupt our business model significantly. However, this risk is somewhat mitigated by two factors, our price point is very low compared to most other smart eyewear, and we provide an extremely high degree of lens customization at a very low price as well. There is yet to emerge a true market leader in any smart eyewear category, which presents both an opportunity and a risk to our company, because the sector is much more undefined and uncertain compared to standard glasses and headphones, for example. In addition, the eyewear industry is highly competitive and comprised of

extremely well-funded major companies, which, if they decide to embark on smart eyewear development, would provide significant challenges in reaching market acceptance of our product, in light of their brand and marketing strength.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lucyd eyewear and the Vyrb app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 20 pending patent applications, as well as trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is

our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Most of our hardware is manufactured overseas, so additional tariffs on imports can affect our business.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Statement of Risk Factors

Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this subscription agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. The Company may not be able to create the products or produce the inventory is estimates it will need to launch the business and prove its business concept. The Company may not be able to create the products or produce the inventory necessary to prove its business concept. In such a case, anticipated benefit of equity ownership would not occur. The Company may not raise sufficient funds to properly fund the business. The Company may not raise funds sufficient properly fund the business and as such the

business prospects may be significantly reduced. The Company is recently formed and has not operating history and modest revenues. The Company was only recently formed and has a very short operating history and has generated modest revenues. There is no assurance that the Company can generate revenues or sell any of its new anticipated products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' shares may not be valuable. Estimated expenses may exceed the projected seed capital needs. The Company has estimated the cost of certain expenses required to fund its seed capital needs which will allow it to conduct its business. If expenses exceed those projected, the business development may may be delayed or hampered which would negatively impact the value of the equity. The Company is thinly capitalized and may not raise suffuiciuent capital to attain critical mass and ensure on-going operations. The Company's working capital will consist of the funds secured from the sale of equity. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to properly operate and scale the Company, in which case share value will be negatively affected. Highly compeittive market. The markets that the Company seekd to work in are highly competitive and the entrenched incumbents have significantly larger resources than the Company. As such, the Company may not be successful in competing with companies in the eyewear, hearable and digital assistant sectors respectively. THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES WHEN ISSUED WILL BE RESTRICTED SECURITIES AND GENERALY MUST BE HELD INDEFINATELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. Investment in the Securities involves complex tax consequences; no tax opinion has been secured. The tax consequences related to an investment in the Convertible Notes is complex and may involve the application of United States, state and local taxes. There has been no tax opinion secured related to the taxation of the Limited Partnership Units or any other advice or counsel for the investors. INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX AND FINANCIAL ADVISORS CONCERNING THE TAX CONSEQUENCES OR TO SECURE THEIR OWN TAX OPINIONS. Conclusion. GENERALLY, IN ADDITION TO THE ABOVE RISKS, EARLY STAGE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT. THE INVESTORS CONSIDERING THESE SECURITIES ARE ADVISED TO SEEK LEGAL, TAX AND FINANCIAL COUNSEL PRIOR TO PARTICIPATING IN THE INVESTMENT POGRAM.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lucyd Ltd	4,528,500	Common Stock	80.6

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 140,448 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 5,621,217 outstanding.

Voting Rights

Voting rights: Pari passou - 1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,053,596.00
  Number of Securities Sold: 1,091,697
  Use of proceeds: StartEngine facilitated crowdfund with proceeds used for hiring of sales& marketing employees, marketing campaign, new product roll-out as well as Vyrb app development.
  Date: April 26, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $778,500.00
  Use of proceeds: Working capital, new product launch, sales and marketing
  Date: May 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Up until December 2020, the company has been primarily focusing its resources on R&D leading up to the launch of its flagship product, Lucyd Lyte. Commencing in December 2020, the company has progressed into go-to-market and commercial launch mode, while advancing the development of its voice controller social media

app Vyrb (expected to launch in September 2020).

Historical results and cash flows:

The company does not expect the historical results to be representative of what investors should expect in the future as they were generated prior to company' launch of its flagship product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has a line of credit available with the incubator and anticipates further funding rounds with capital markets including both private and public funding opportunities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will be critical to expansion of marketing campaign around Lucyd Lyte and software utility development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are helpful to company's scale up of sales and marketing expenses.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for at least 12-18 months if the minimum is raised.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for 18 plus months if the maximum funding goal is reached.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

The company considers possible capital market transactions including listing on NASDAQ after certain milestones are reached.

Indebtedness

Related Party Transactions

- **Name of Entity:** Lucyd Ltd
  Names of 20% owners: Lucyd Ltd
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.
  Material Terms: The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Significant commercial progress in late 2020 and 2021, including successful rollout of Lucyd Lyte, onboarding high caliber sales executives, signing distributors for Target/Best Buy/Walmart, updated projections reflecting project retail sales on top of e-commerce sales. Addition of new Intellectual Property. Progression in development of social media-based voice app Vyrb with rollout planned for September 2021.

Our valuation was set by the Company internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated based on the 5,621,217 shares of Common Stock outstanding and does not include unexercised or unissued options. In addition, The pre-money valuation does not take into account any convertible

securities currently outstanding. The Company currently has approximately $778,500 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Hiring influencers, sponsoring TV ads, online advertising as well planned in-store marketing (e.g. high tech displays).

- *Research & Development*
  30.0%
  Launch of Vyrb social media voice app for eyewear and other bluetooth devices.

- *Inventory*
  16.5%
  Inventory cost for accelerating commercial prospects.

If we raise the over allotment amount of $499,994.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Hiring influencers, sponsoring TV ads, online advertising as well planned in-store marketing (e.g. high tech displays).

- *Research & Development*
  30.0%
  Launch of Vyrb app, social media voice app for eyewear and other Bluetooth devices.

- *Inventory*
  16.5%
  Inventory purchase for upcoming retail store and e-commerce orders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lucyd.co (NA).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lucyd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Innovative Eyewear, Inc.

[See attached]

INNOVATIVE EYEWEAR, INC.

(a Florida corporation)

Financial Statements

For the fiscal year period ended November 30, 2020 and

The inception period of August 15, 2019 through November 30, 2019



INDEPENDENT AUDITOR'S REPORT

June 9, 2021

To: Board of Directors, INNOVATIVE EYEWEAR, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year period ended November 30, 2020 and the inception period of August 15, 2019 through November 30, 2019.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the fiscal year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

June 9, 2021

INNOVATIVE EYEWEAR, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	November 2020	November 2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,108	$ 0
Inventory	95,208	0
Total Current Assets	120,316	0
Non-Current Assets		
Intangibles, net of accumulated amortization	321,515	0
TOTAL ASSETS	**$ 441,832**	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 98,186	$ 0
Intercompany payable	235,852	0
Total Current Liabilities	334,039	0
Non-Current Liabilities		
None	0	0
TOTAL LIABILITIES	**334,039**	**0**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 4,168,180 shares issued and outstanding)	4,168	0
Additional paid-in capital, net of offering expenses	489,955	0
Accumulated deficit	(386,330)	0
TOTAL SHAREHOLDERS' EQUITY	**107,793**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 441,832**	**$ 0**

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OPERATIONS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019 (inception)
Revenues, net	$ 46,269	$ 0
Less: Cost of Goods Sold	88,964	0
Gross profit	(42,695)	0
Operating Expenses:		
General and administrative	153,681	0
Sales and marketing	121,747	0
Management fee paid to affiliate	50,000	
Total Operating Expenses	325,427	0
Other Income/(Loss):		
Amortization (expense)	(18,199)	0
Other (expense)	(8)	
Net Income (Loss)	$ (386,330)	0
Earnings per share, basic	$ (0.09)	$ 0.00
Earnings per share, diluted	$ (0.09)	$ 0.00

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock (LLC Units until March 26, 2020)		Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount			
Beginning balance as of August 15, 2019	0	$ 0	$ 0	$ 0	$ 0
Net income/loss				0	0
Balance as of November 30, 2019	0	$ 0	$ 0	$ 0	$ 0
Conversion from limited liability company to corporation on March 26, 2020					
Share issuances to founders	3,750,000	3,750	163,030		166,780
Issuance of shares, net of offering expenses of $217,214	418,180	418	326,925		327,343
Net loss				(386,330)	(386,330)
Ending balance as of November 30, 2020	4,168,180	$ 4,168	$ 489,955	$ (386,330)	$ 107,793


INNOVATIVE EYEWEAR, INC.

STATEMENT OF CASH FLOWS

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements


	2020	2019 (inception)
Cash Flows From Operating Activities		
Net income (Loss)	$ (386,330)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Amortization	18,199	
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	98,186	0
(Increase) Decrease in inventory	(35,096)	0
Net Cash Used In Operating Activities	(305,041)	0
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of common stock	405,956	0
Intercompany payable	2,806	
Costs of offering	(78,613)	
Net Cash Provided By Financing Activities	330,149	0
Net Change In Cash	$ 25,108	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 25,108	0
Significant Non-Cash Transaction		
Capital contribution of net intangible assets	$ 339,714	0
Capital contribution of inventory	$ 60,112	0

INNOVATIVE EYEWEAR, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

The Company has recently begun commercial operations and scaling its sales operations. As of November 30, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 30, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 30, 2020, the Company had a cash balance of $25,108.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of November 30, 2020, the Company had no accounts receivable.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of November 30, 2020 the Company had acquired $339,714 net book value of intangible assets in a capital contribution from its shareholder.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions

requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($386,330 net loss) and loss divided by the number of common shares outstanding (4,168,180) common shares as of November 30, 2020) as required by ASC 260-10-50. As of November 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to

value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operations as of November 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 6 – SHAREHOLDERS' EQUITY

Conversion to Corporation
On March 26, 2020, the Company converted from a limited liability company into a corporation. The Company had not issued LLC units nor had any commercial activity prior to the conversion.

Single Class of Common Stock
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock. The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Crowdfunded Offering

In 2020, the Company offered securities in a Regulation CF campaign and raised $405,956 through the issuance of 418,180 shares. The Company incurred $217,214 in offering costs associated with the Crowdfunded Offering and has reduced the additional paid-in capital by the amount of the offering costs.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing its Crowdfunded Offering common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering. As of May 24, 2021, the Company raised $1,053,596 under the Regular CF discussed above. The Company incurred $261,860 of expenses associated with the offering.

Convertible Note Issuance
In December 2020, the Company entered into a convertible note credit agreement whereby the Company may borrow up to $2,000,000 from an affiliated entity. The convertible note bears 10 percent interest per annum and matures December 2023. The convertible note converts at the election of the lender upon a qualified financing event of up to $750,000.

Management's Evaluation
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Harrison Gross, CEO of Innovative Eyewear. We produce Bluetooth frames that look and feel like normal glasses, but do so much more. Our Lucyd Lyte frames allow you to listen to music, talk on the phone, use voice assistance, and correct your vision as one of the first smart eyewear products suitable for all day optical use.

This basically replaces a lot of the things that you use on a daily basis like those ear pods, air pods, headphones that are so bad for your eardrums. This replaces it. I hear everything right through here.

Between 2008 and 2018 in the U.S. pedestrian fatalities have increased by 60%. This is due to the fact that pedestrians and drivers alike are distracted by their smartphones. Lucyd Lyte offers open ear audio and easy to use touch controls so you can stay safely connected to your digital life outdoors.

All you got to do is press a button, turn on each of the speakers. It automatically attaches immediately to my phone. And then, I can talk to Siri. I can press a button and I can make a phone call. I can accept phone calls. I can ask for an audio book from Siri. What I love again is that it's ease of use.

Before we introduced our first Lucyd frames, we noticed several issues with the smart eyewear available on the market. They were either too bulky, too expensive, caused eyestrain.

It wasn't as cute as these.

As part of our mission to upgrade the world's eyewear, we plan to offer more styles and sizes in smart eyewear than any other company.

Whoa. The quality is insane on these, man. Oh my God.

Lucyd light is incredibly easy to use and connects to a world of devices, just like wireless headphones do. Simply click the buttons on the glasses to turn them on. And then, from there you can use other touch controls like activating Siri with a long touch. You can do single clicks on the left and right to lower and raise volume. And you can answer a phone call just by clicking once on the glasses.

I love these because they keep me connected to the world, but they also keep me connected to my business, my music, and my books.

As exciting as our e-glasses are, we're taking them to a new level with a full stack social media app called Vyrb. Vyrb will allow you to speak social posts and hear all types of audio content right on your Lucyd e-glasses. Join us today on our mission to upgrade the world's eyewear. We'd love to have you in our community.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.